Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Results	Second Quarter		Six Months
	2004	2003	2004	2003
Revenues	$460	$438	$908	$856
Operating Income	5	41	67	94
Basic earnings per share	$(0.25)	$(0.03)	$(0.05)	$0.14

Revenues for the second quarter increased 5% compared to 2003, despite the continued weakness in the US dollar. Our isotopes business led growth overall, rising 12% for the quarter.

In the quarter, we booked a significant provision to reduce the carrying value of our investment in MDS Proteomics to nil. In addition, we recorded further restructuring costs related to initiatives we began last fall and to our exit from the Saskatchewan diagnostics market. These costs were only partially offset by other gains. The second quarter of fiscal 2003 was also affected by a number of special items, making direct comparison of quarter-over-quarter results difficult. The following table breaks out the impact of these special items.

		Second Quarter		Six Months
		2004	2003	2004	2003
	Operating income from continuing operations before MDS Proteomics and other items	$67	$74	$140	$137

MDS Proteomics	- Operations	(10)	(7)	(21)	(17)
	- Write-down of goodwill and other assets	(63)	-	(63)	-

	Operating income from continuing operations, before other items	(6)	67	56	120
	Valuation provisions	-	(75)	-	(75)
	Restructuring charges	(6)	-	(6)	-
	Patent settlement	14	39	14	39
	Gain on sale of businesses and other	3	10	3	10
	Operating income from continuing operations	$5	$41	$67	$94

These special items had the following impact on basic earnings per share:

	Second Quarter		Six Months
	2004	2003	2004	2003
EPS from continuing operations before MDS Proteomics and other items	$0.26	$0.32	$0.57	$0.58
MDS Proteomics	(0.46)	(0.05)	(0.54)	(0.12)
EPS from continuing operations before other items	(0.20)	0.27	0.03	0.46
Valuation provisions	-	(0.51)	-	(0.51)
Restructuring charges	(0.02)	-	(0.02)	-
Patent settlement	0.06	0.18	0.06	0.18
Gain on sale of businesses and other	0.02	0.06	0.02	0.06
EPS from continuing operations	(0.14)	-	0.09	0.19
Discontinued operations	(0.11)	(0.03)	(0.14)	(0.05)
Basic EPS	$(0.25)	$(0.03)	$(0.05)	$0.14

Segment Results

Second Quarter			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$286	$57	20%	$273	$57	21%
Health	174	21	12%	165	(9)	n/m
	460	78	17%	438	48	11%
Proteomics	-	(73)	n/m	-	(7)	n/m
	$460	$5	1%	$438	$41	9%

n/m = not meaningful

Six Months			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$571	$114	20%	$532	$104	20%
Health	337	37	11%	324	7	2%
	908	151	17%	856	111	13%
Proteomics	-	(84)	n/m	-	(17)	n/m
	$908	$67	7%	$856	$94	11%

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

Second Quarter	2004	2003	Change
Early-stage research	$92	$88	5%
Late-stage research	39	39	-
Pharmaceutical research services	131	127	3%
Gamma sterilization	21	18	17%
Nuclear medicine	56	49	14%
Therapy systems	8	9	(11%)
Isotopes	85	76	12%
Analytical instruments	70	70	-
	$286	$273	5%

During the second quarter, we received net proceeds of $14 million, representing a final settlement with Micromass stemming from a fiscal 2003 patent infringement judgment. This amount is included in operating income for the segment and contributed 5% to the operating margin for the quarter. The decline in operating margin for the quarter excluding this item is attributable to lower than expected margins in MDS Pharma Services, primarily a result of softness in our bioanalytical business.

Our isotopes business led overall revenue growth in Life Sciences with a 12% increase in revenue compared to the same quarter last year. The growth in isotopes revenue was mainly due to increased revenue in our nuclear medicine and gamma sterilization businesses.

Pharmaceutical research services revenue increased by 3% in the second quarter compared to the same period last year, and were up 10% when adjusted for the impact of currency fluctuations. In our early-stage businesses, pharmacology and drug safety continued to show strong year-over-year revenue growth, and we are pleased by the strong turnaround in these two businesses compared to last year. Our early clinical research business is our strongest business and we are also pleased with the ongoing strength in this area, although this growth was offset by softness in bioanalytical revenues. Combined, our early-stage businesses help to drive overall revenue growth in pharmaceutical research services. Revenues in our late-stage businesses were flat compared to the same period last year, primarily due to the declining value of the US dollar, which compounded weaker than expected results in our US-based late-stage business. This weakness was offset by strong performance in our central laboratories business.

We continue to build our sales momentum in pharmaceutical research services and we are encouraged that we have been able to maintain a strong backlog. As the majority of our revenues in this division originate in the United States, we track our backlog in US currency. Our backlog has grown over the past six quarters as shown in the table below:

Average Backlog	[millions of US dollars]
Fiscal 2003 - Quarter 1	$200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240
Quarter 2	265

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Normalized for the change in the US dollar, revenues from analytical instruments were up 4% although reported revenues in our analytical instruments business were level with the second quarter of 2003. The 4000 models remain strong contributors and unit sales trended higher. Our backlog in this business remains at a healthy level. The ELAN® line of inorganic analyzers also showed solid growth compared to the second quarter of 2003, due mainly to the recent order to supply equipment to the Centers for Disease Control and Prevention in the United States.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $31 million for the quarter compared to $28 million last year.

Segment outlook - We expect modest growth in isotope revenue over the balance of this year. Atomic Energy of Canada Limited (AECL), our contractor on the MAPLE reactor project, notified us that the Canadian Nuclear Safety Commission (CNSC) will hear their position on the outstanding power co-efficient issue at their regularly scheduled meeting in mid-September. While progress is continuing on the commissioning of the MAPLE reactors, we expect that this will delay the commissioning timeline by approximately four additional months. We are very disappointed at AECL's inability to resolve this issue with the CNSC in a more timely manner.

As a result of recent concerns related to the supply of electrical power in Ontario, we have been advised that the maintenance schedule for Bruce Power LP's B (Bruce B) reactor may be deferred. The timing of cobalt discharges from the Bruce B reactor may impact the timing of shipments to customers, and we therefore expect to see continued volatility in the quarter-to-quarter revenue trend in this market. The Bruce facility, along with Ontario Power Generation's Pickering reactors and Hydro Quebec, are our primary sources of cobalt.

We continue our focus on developing new products in our analytical instruments business. We expect these new products to drive future growth. Continued strong demand for current products is expected, as we have seen no indications to date of changing customer preferences or new competitive threats.

Our Life Sciences businesses operate in highly regulated fields. Shortly after the end of the second quarter, we received an untitled letter from the US Food and Drug Administration (FDA) related to a bio-equivalence study conducted at our Montreal facility in 2001. We are currently working with the FDA to assure them that issues raised have been addressed. Our response has been to review our current processes and make improvements, including the adoption of new operating procedures governing our response to unplanned variances in studies we conduct. While we believe that we have addressed the concerns raised by the FDA and that, as a result, we will be a leader in meeting new and more stringent requirements that may evolve, it is difficult to predict what impact, if any, the publicity surrounding this letter will have on our business development activities.

We are committed to strengthening the development of our pharmaceutical research services business, as we seek to focus on growth areas. Over the past year, we have executed on several initiatives directly focused on gaining efficiencies and creating value for our customers. We intend to continue making the necessary changes in the pharmaceutical research services business to ensure that we provide our customers the highest level of service and value.

During the quarter, the US dollar strengthened from the rates in effect at the beginning of the year. We currently do not have hedges in place to fully mitigate the impact that US dollar fluctuations could have on our overall results in the near future; however, we continue to monitor the forward markets and enter into foreign exchange contracts as appropriate.

Health

Review of operations - Revenues from Health businesses in the quarter were:

Second Quarter	2004	2003	Change
Canadian laboratories	$105	$101	4%
US laboratories	20	17	18%
Diagnostics	125	118	6%
Distribution	49	47	4%
	$174	$165	5%

Our Canadian diagnostic business was up modestly compared to the same quarter last year. Revenue growth and operating margins were affected by the reduced fee schedule in British Columbia. During the quarter and following a court decision in our favour, we received a retroactive repayment of the 8% fee reduction that was implemented in September 2003. While the legality of further fee cuts is uncertain due to this court decision, the April 1, 2004 fee reduction of 20% has been implemented by the BC government. Second quarter revenues include $2 million of net fee adjustments as the retroactive payment exceeded the impact of the 20% reduction for the period. Revenue growth and operating margins also reflect increased patient volumes in BC and restructuring activities and cost reduction measures that partially mitigate the impact of the BC fee reduction.

As part of our comprehensive review of our US laboratory operations and our commitment to deal with non-core businesses, during March we sold our laboratory operations in New York and Georgia to Laboratory Corporation of America® Holdings in an asset purchase transaction. As a result of the sale, we incurred a loss of $10 million. The total consideration on the sale of these operations includes proceeds of $10 million, which is contingent upon certain conditions being maintained. Due to the nature of the contingent consideration, we have not recorded these proceeds in determining the loss from the sale for the quarter. We will recognize these contingent proceeds as income if and when they are realized. We have disclosed the impact of the sale, and the operating results of these US laboratory businesses, as discontinued operations for reporting purposes.

In the first quarter, we announced that we were unsuccessful in a bid for the specimen collection, supply chain management and courier services that support hospital laboratories in Saskatchewan. As a result, we have booked a $3 million restructuring charge representing $2 million of severance and benefit related costs and $1 million of goodwill write-down.

Revenues from our Distribution business continue to show modest growth compared to the same period last year.

Capital expenditures - Health businesses purchased $13 million of capital assets during the second quarter of 2004 compared to $4 million in the same period in 2003.

Segment outlook - We saw modest revenue growth during the second quarter; however, we expect revenue contraction in BC in the third quarter as the full effect of the fee cut is felt. We continue to execute on cost reductions that will partially mitigate the impact of British Columbia laboratory reform and the loss of the Saskatchewan contract. Our focus will be on operating our laboratories efficiently and effectively and at a standard of service and quality for which we are known.

Subsequent to the quarter end, and as part of a series of transactions that are described in more detail below, we transferred ownership of our Ontario laboratory business to a public company, LPBP Inc. We will continue to manage the Ontario laboratory business and we will report in excess of 99% of the pre-tax income earned by this business. This transaction is not expected to have any significant impact on our reported operating income from our Health segment.

Our exit from the two money-losing US operations was a necessary step in repositioning the US laboratory business and will have a positive impact on our Diagnostics operations going forward.

Proteomics

Review of operations - The operating loss for the second quarter was $73 million compared to $7 million during the same period last year. The loss includes special charges comprising a $53 million write-down of goodwill and a $10 million dollar write-down of other long-term assets. The remaining $10 million operating loss for the quarter included $2 million of depreciation.

During the second quarter it became evident that MDS Proteomics would not be able to raise new funding or to continue to operate as a going concern. It also became evident that our investment in this company was materially impaired.

Certain debt holders in MDS Proteomics, other parties representing minority interests in MDS Proteomics, and MDS have agreed to support a proposal from management of MDS Proteomics related to a reorganization of the company. If completed, the proposed reorganization will result in substantially all of MDS Proteomics' long-term debt being converted to equity during the third quarter. To effect this reorganization, MDS Proteomics will file for protection from creditors under the Companies' Creditors Arrangements Act.

Based on these factors, and as more fully described in note 3 to the financial statements, we have reduced the carrying value of MDS Proteomics to nil. In addition, we have set aside a reserve of $10 million against guarantee obligations we have related to the company.

Under the terms of the proposed reorganization, MDS will acquire tax assets valued at $20 million owned by the company and ensure access to technology and know-how for use in our MDS Pharma Services business for $15 million.

Segment outlook - As part of the reorganization plan, MDS Proteomics has developed plans to launch two service-based businesses, which will leverage existing capabilities and assets in the rapidly growing areas of protein analysis and biomarker development. MDS Proteomics believes these new businesses have near term revenue generating potential that should accelerate the transition to sustainability.

In the event that the reorganization of MDS Proteomics does not proceed as contemplated, we may be required to record additional provisions.

Corporate

The tax rate applicable to our core business was 38% compared to 36% reported in the same quarter last year. The reported tax expense for the quarter is reflective of the non-deductibility of the MDS Proteomics goodwill write-down and the inability to record the tax effect of certain of the company's operating losses.

Selling, general, and administrative expenses increased to 22% of revenues for the quarter compared to 18% last year. This increase is expected to be temporary and reflects the investment in various change initiatives announced last year, including work on our common business system and our evolution towards a shared-services approach for support services.

Research and development spending in the quarter of $13 million has increased by $3 million from last year, reflecting increased spending in our analytical instruments business.

Discontinued operations

During the quarter, we announced the sale of two of our US laboratory operations resulting in a $10 million loss on disposition. These businesses had operating losses of $3 million during the quarter. The revenue from these two businesses for the quarter was $7 million (2003 - $16). These businesses, along with the generic radiopharmaceutical manufacturing business in Europe, are accounted for as discontinued operations. Combined revenues for discontinued operations for the quarter were $10 million compared to $19 million last year.

Liquidity and capital resources

Our cash position at April 30, 2004 was $297 million, up from $245 million at January 31, 2004. Operating working capital was $118 million, a decrease of $24 million from January. An increase in accounts payable and accrued liabilities accounts for the majority of this change.

Events subsequent to the end of the quarter

On February 12, 2004 we announced that we had concluded an agreement with Hemosol Inc. that will enable us to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million, in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, on May 1, 2004 we transferred the assets and operations that form part of our Ontario laboratory business into a partnership. We then transferred a 99.9% limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol. Hemosol has been renamed LPBP Inc. as a consequence of this transaction. This transaction has been described more fully in note 10 to the financial statements.

We have retained management control of the day-to-day operations as the general partner in the Ontario laboratory business under this arrangement. In addition, the operating agreements of the labs partnership will ensure that our share of the cash generated by the business flows to us in a timely manner.

This transaction will affect our reported results and financial position beginning in the third quarter. As a result of the transaction, we have spent approximately $19 million, including transaction costs, to gain access to LPBP's tax assets. As a significant portion of our Canadian business will be sheltered from income taxes by these tax assets, we expect to realize approximately $14 million per year of cash tax savings over the next 8 years.

Essentially all other assets of Hemosol were transferred to a new company called Hemosol Corp., in which we have retained an interest that is equal to our previous interest in Hemosol. The carrying value of our Hemosol interest was reduced to zero in 2003 and there is no change to the carrying value as a result of this transaction. We expect that we will dispose of this interest over time, as market conditions permit.

Outlook

While this was a very challenging quarter, we are pleased with the progress we made on change initiatives and other cost reduction measures. These initiatives will help us to achieve our growth and operating targets. We will continue to focus our efforts on aligning our core operations to meet the growing demand for our products and services.

A significant part of this effort relates to the disposal of non-core businesses and determining how best to deal with our significant investment in MDS Proteomics. We made good progress on both initiatives this quarter. In the US, we sold two money-losing laboratory locations and significantly reduced the support structure cost associated with our US laboratories business. Combined, these two businesses and the related support structure produced losses of $15 million last year. With the proposed restructuring of MDS Proteomics, we have lessened our financial exposure to this business. Our further $15 million expenditure will be offset by the cash value of the tax assets to which we gain access, and has guaranteed our access to technology that has growing importance to our MDS Pharma Services businesses.

The impact of the declining US dollar will be more significant for us in 2005 as our current hedge position is utilized. Our cost reduction focus is intended, in part, to address this. Despite the apparent slowing in growth of our reported revenues, on a currency neutral basis most of our businesses are growing at rates that equal or exceed industry averages. From the strong base of our exiting businesses, we continue to identify and develop opportunities to supplement this organic growth through new products and services.

During the quarter, we made significant progress preparing for compliance with the US Sarbanes-Oxley legislation. We fully expect to be compliant with these new regulations, as required, for our fiscal 2005 year-end.